09058698

Securities and Exchange Commission
RECEIVED
FEB 27 2009
Office of Compliance Inspection and Examinations

SEC … OMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Vanguard Marketing Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

00 Vanguard Boulevard
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Colaizzo 610-669-1000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name - if individual, state last, first, middle name)

Two Commerce Square; Suite 1700; 2001 Market Street; Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

BB 3/16

Affirmation

I, Joseph Colaizzo, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Vanguard Marketing Corporation for the year ended December 31, 2008, are true and correct. I further affirm that neither the Corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph Colaizzo

Financial & Operations Principal
Title

Sworn and subscribed to before me this
___25th__ day of February, 2009.

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Susan L. Stapleton, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires April 22, 2011
Member, Pennsylvania Association of Notaries

Notary Public

Vanguard Marketing Corporation
(a wholly-owned subsidiary of
the Vanguard Group, Inc.)

Statement of Financial Condition

December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors and Stockholder of
Vanguard Marketing Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Vanguard Marketing Corporation (the "Corporation") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Corporation's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2009

VANGUARD MARKETING CORPORATION
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

		December 31, 2008
ASSETS		
Cash	$	50,416,671
Cash and securities segregated under federal and other regulations		50,230
Receivable from clearing broker		913,630
Securities owned, at fair value		37,371
Other assets		394,426
Total assets	$	51,812,328
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	183,361
Due to The Vanguard Group, Inc.		9,085,898
Other accrued expenses		3,177,412
Total liabilities		12,446,671
Shareholder's equity:		
Common stock ($.10 par value, 1,000 shares authorized, issued and outstanding)		100
Additional paid-in capital		50,499,900
Accumulated deficit		(11,134,343)
Total shareholder's equity		39,365,657
Total liabilities and shareholder's equity	$	51,812,328

The accompanying notes are an integral part of this financial statement.

VANGUARD MARKETING CORPORATION
(A wholly-owned subsidiary of
The Vanguard Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

NOTE 1 - ORGANIZATION AND OPERATIONS:

The Vanguard Group, Inc. ("Vanguard"), the parent company, initially formed Vanguard Marketing Corporation (the "Corporation"), a Pennsylvania corporation, to facilitate compliance with regulatory requirements of certain states in which shares of the funds in The Vanguard Group of Investment Companies are offered. The Corporation is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). The Corporation also provides brokerage services as the introducing broker to customers of Vanguard, under the name Vanguard Brokerage Services. The Corporation acts solely in an agency capacity and does not buy or sell securities for its own account. Under the terms of an agreement, Pershing LLC ("Pershing"), a subsidiary of The Bank of New York Mellon Corporation, serves as the fully disclosed clearing broker for the Corporation.

On December 8, 2008, the Corporation received approval from FINRA to pursue a plan to convert its business to that of a self-clearing broker dealer. As a self-clearing broker dealer, the Corporation will assume the responsibilities currently provided by Pershing for trade clearance, settlement and custody. In connection with the planned conversion, the Corporation received additional cash of $27 million from Vanguard on February 25, 2009.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:

The financial statement of the Corporation is prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. These would include estimates to contingent assets and contingent liabilities. Actual results could differ from those estimates.

Income Taxes:

The Corporation's taxable income is included in the consolidated federal income tax return of Vanguard, whereas, the Corporation files its own state income tax return and is not a part of the Consolidated Income Tax Return Sharing Agreement.

Federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax calculated is remitted to Vanguard per the Consolidated Income Tax Return Tax Sharing Agreement. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Fair Value of Financial Instruments:

All of the Corporation's financial instruments are carried at fair value or amounts that approximate fair value.

In September 2006, the FASB issued SFAS No.157, Fair Value Measurements, which is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. The new standard provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. The standard also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The Corporation adopted SFAS No. 157 in 2008. The impact of adopting SFAS No. 157 is not material to the financial statements.

NOTE 3 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased consist of securities valued at fair value. At December 31, 2008, securities consisted of:

	Owned	Sold, Not Yet Purchased
US Government obligations	$ 2,119	$ 908
Shares of mutual funds	24,416	-
Stocks	10,836	124,073
Certificates of Deposit	-	50,000
Municipal obligations	-	8,380
	$ 37,371	$ 183,361

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Corporation is a wholly owned subsidiary of Vanguard. As such, the statement of financial condition may not necessarily be indicative of the financial position that would have existed had the Corporation operated as an unaffiliated corporation.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Corporation calculates its net capital using the alternative method, which requires the corporation to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $250,000. At December 31, 2008, the Corporation had net capital of $38,789,261 which exceeded the minimum required amount by $38,539,261.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

The Corporation clears all of its securities transactions through Pershing on a fully disclosed basis. The Corporation is responsible for certain losses associated with transactions with the clearing broker, including losses related to failure of customers to meet contractual margin debt requirements. The Corporation seeks to control the risk of loss by requiring customers to maintain margin collateral in compliance with various guidelines. The Corporation monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2008, total margin debt was $90,770,778 with no reserve deemed necessary by the Corporation. These transactions are collateralized by securities with a market value of $556,861,890 at December 31, 2008.

NOTE 7 – INCOME TAXES:

As of December 31, 2008, deferred tax assets resulting from deductible temporary differences were $1,125,145. Deductible temporary differences resulted from capital losses on securities transactions executed to facilitate customer trade orders. The Corporation has provided a valuation allowance of $1,125,145 at December 31, 2008, related to deferred tax assets that in management's opinion are not likely to be realized for tax purposes.

Federal and state net operating losses (NOLs) generated during 2008 created deferred tax assets totaling $6,222,050. These NOLs relate to current year expenses incurred by the Corporation in developing self-clearing brokerage generation. The Corporation has provided a valuation allowance of $6,222,050 at December 31, 2008, related to deferred tax assets that in management's opinion are not likely to be realized for tax purposes.

In accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109" (FIN 48), the Corporation currently believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing positions and deductions would be sustained. Therefore, the Corporation has no reserves for uncertain tax positions. In the event that any tax position is not sustained and interest and penalties are assessed, interest costs will be recognized in interest expense and penalties will be recognized in operating expenses

NOTE 8 – CONTINGENCIES:

In the normal course of business, Vanguard and the Corporation may provide general indemnifications pursuant to certain contracts and organizational documents. The maximum exposure under these arrangements is dependent on future claims that may be made against the Corporation and, therefore, cannot be estimated; however, based on experience, the risk of loss from such claims is considered remote.

NOTE 9 – CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Cash of $50,230 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 10–FAIR VALUE MEASUREMENTS

The Corporation values its investments in sponsored mutual funds at the quoted closing net asset values, or NAVs, per share of each mutual fund last reported as of the balance sheet date. The Corporation's investments in marketable securities are reported at fair value as listed in Note 3. These securities are generally traded in the over-the-counter market. Securities with original maturities of one year or more are valued by the Corporation based on prices furnished by dealers who make markets in such securities or by an independent pricing service, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities.

The Corporation determines the fair value of their financial assets and liabilities using three broad levels of inputs:

> Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date (examples include active exchange traded equity securities).
>
> Level 2 — observable inputs other than Level 1 quoted prices including, but not limited to, quoted prices for similar securities, interest rates, prepayment speeds, and credit risk. These inputs are based on market data obtained from independent sources.

Level 3 — unobservable inputs reflecting our own assumptions based on the best information available (examples include private equity investments).

These levels are not necessarily an indication of the risk or liquidity associated with the investments. The following table summarizes our investments at December 31, 2008, that are recognized in our statement of financial condition sheet using fair value measurements determined based on the differing levels of inputs.

Assets and Liabilities Measured at Fair Value

Assets	Level 1	Level 2	Level 3
Securities owned	$37,371	-	-
	$37,371	$	$

Liabilities	Level 1	Level 2	Level 3
Securities sold, not yet purchased	$183,361	-	-
	$183,361	$	$

The Corporation has not applied the provisions of FSP No. 157-2, Effective Date of FASB Statement No. 157, related to disclosures surrounding nonfinancial assets and nonfinancial liabilities. The required implementation of these disclosures was deferred until 2009.

NOTE 11– CONCENTRATION OF CREDIT RISK

Financial instruments, which subject the Corporation to concentration of credit risk, consist primarily of securities as disclosed in Note 3.

The Corporation maintains cash with national banks.